Exhibit 99.1

QIWI Announces Second Quarter 2019 Financial Results

Second Quarter Total Adjusted Net Revenue Increases 23% to RUB 5,563 Million and Adjusted Net

Profit Increases 125% to RUB 1,965 Million or RUB 31.58 per diluted share

QIWI upgrades 2019 Guidance

Board of Directors Approves Dividends of 28 cents per share

NICOSIA, CYPRUS – August 19, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the second quarter ended June 30, 2019.

Second Quarter 2019 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 23% to RUB 5,563 million ($88.2 million)

•	Payment Services Segment Net Revenue increased 35% to RUB 5,158 million ($81.8 million)

•	Adjusted EBITDA increased 90% to RUB 2,639 million ($41.8 million)

•	Adjusted Net Profit increased 125% to RUB 1,965 million ($31.2 million), or RUB 31.58 per diluted share

•	Payment Services Segment Net Profit increased 42% to RUB 3,206 million ($50.8 million) or RUB 51.53 per diluted share

•	Total Payment Services volume increased 41% to RUB 370.8 billion ($5.9 billion)

“Today I’m excited to share our second quarter 2019 financial results. This quarter we continue to demonstrate exceptional performance, especially in our Payment Services business, which delivered 35% segment net revenue growth and 42% segment net profit growth. I am glad to say that the performance of our payment services business continues to be driven predominantly by the expansion and enhancement of the product proposition we offer to our users, merchants and partners including solutions for digital entertainment merchants, self-employed and sharing economy partners. Our growth is simultaneously underpinned by the secular trends in our key markets. Our results clearly emphasize the value and relevance of the payment ecosystem we have developed so far and aim to develop further,” said Sergey Solonin, QIWI’s chief executive officer. “As we continue to benefit from the strong performance and substantial cash flows generated by the Payment Services segment, which remains a core part of our business, we proceed with pursuing our strategy, building up our payment and financial services ecosystem and investing in the development of the new products and projects. We see many opportunities both in the payment space and in the adjacent markets and I believe we are well positioned to continue strengthening our ecosystem and increasing the life cycle of our clients with an ultimate goal of securing the long-term growth prospects of our Company.”

The Segment Presentation of the Results of Operations

As of June 30 2019, we distinguish four reportable segments and a Corporate and Other category, as set out below:

•

Payment Services (PS) segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services (CFS) segment, which encompasses our consumer lending business SOVEST;

•

Small and Medium Enterprises (SME) segment, which encompasses operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises through a multi-bank platform;

•	Rocketbank (RB) segment, which encompasses Rocketbank business, a digital banking service offering debit cards and deposits to retail customers; and

•	Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, venture projects and emerging business models.

Second Quarter 2019 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue (Total Segment Net Revenue) for the quarter ended June 30, 2019 was RUB 5,563 million ($88.2 million), an increase of 23% compared with RUB 4,510 million in the prior year. The increase was mainly driven by Payment Services and CFS Segments Net Revenue growth, which was partially offset by the decline in the SME Segment Net Revenue as well as negative Net Revenue contribution of Rocketbank Segment.

Payment Services Segment Net Revenue for the quarter ended June 30, 2019 was RUB 5,158 million ($81.8 million), an increase of 35% compared with RUB 3,832 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 4,412 million ($70.0 million), an increase of 31% compared with RUB 3,362 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce, Financial Services and Money Remittance market verticals partially offset by the decline of the Payment Average Adjusted Net Revenue Yield.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 746 million ($11.8 million), an increase of 59% compared with RUB 470 million in the prior year. Fees for inactive accounts and unclaimed payments for the second quarter ended June 30, 2019 were RUB 471 million ($7.5 million) compared with RUB 326 million for the corresponding period in the prior year, the increase was driven primarily by growth of payment volume and a number of users in the payment services business. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 91% compared with the same period in the prior year to RUB 275 million predominantly as a result of growth of interest revenue.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services related to the operations of the Tochka project for the quarter ended June 30, 2019 was RUB 185 million ($2.9 million) compared with RUB 597 million in the second quarter of the prior year. Segment Net Revenue dynamics were primarily due to the transfer of Tochka multi-bank project to JSC Tochka starting from February 1, 2019. As a result of this transition we no longer recognize a certain portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

Adjusted EBITDA: For the quarter ended June 30, 2019, Adjusted EBITDA was RUB 2,639 million ($41.8 million), an increase of 90% compared with RUB 1,392 million in the prior year. The adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth as well as a decline in payroll and related taxes (related to the cost of revenue) (excluding effect of share based payments) to RUB 674 million for the quarter ended June 30, 2019 as compared to RUB 914 million for same period in the prior year and advertising, client acquisition and related expenses driven mostly by the transfer of Tochka multi-bank project. The growth was partially offset by an increase of compensation to employees and related taxes (related to the SG&A expenses)(excluding effect of share-based payments) to RUB 869 million for the quarter ended June 30, 2019 as compared to RUB 777 million for same period in the prior year resulting from a personnel expense growth in payment services segment and corporate and other category as well as transfer of Rocketbank personnel to QIWI and an increase of other expenses also related the transfer and operations of Tochka multi-bank project. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 47.4% for the quarter ended June 30, 2019 compared with 30.9% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended June 30, 2019, Adjusted Net Profit (Total Segment Net Profit) was RUB 1,965 million ($31.2 million), an increase of 125% compared with RUB 872 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as well as by a significantly smaller net foreign exchange loss1 as compared to the same period in the prior year.

For the quarter ended June 30, 2019, Payment Services Segment Net Profit was RUB 3,206 million ($50.8 million), an increase of 42% compared with RUB 2,250 million in the prior year driven by Payment Services Segment Net Revenue growth. Certain expenses that were postponed this quarter will be incurred in the second half of the year.

The Consumer Financial Services Segment Net Loss for the second quarter 2019 was RUB 435 million ($6.9 million) as compared to a Net Loss of RUB 702 million for the same period of the prior year resulting from Segment Net Revenue growth driven by the improving monetization and expansion of the operations of the SOVEST project as well as decrease in payroll and related taxes (excluding effect of share based payments) and advertising, client acquisition and related expenses.

The Small and Medium Enterprises Net Profit was RUB 16 million ($0.3 million) as compared to a Net Loss of RUB 263 million in the prior year. The significant reduction of net loss was primarily driven by the development and scaling of the Tochka business.

[1]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceeds

Rocketbank Segment Net Loss was RUB 511 million ($8.1 million), an increase of 425% compared with the net loss of RUB 97 million in the prior year primarily driven by expenses incurred in connection with the transfer and roll out of the operations of Rocketbank in QIWI.

Payment Services Other Operating Data: For the quarter ended June 30, 2019, Payment Services Segment payment volume was RUB 370.8 billion ($5.9 billion), an increase of 41% compared with RUB 262.8 billion in the prior year. The increase in payment volume was driven by growth in E-commerce, Financial Services and Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.19%, a decrease of 9 bps compared with 1.28% in the prior year primarily driven by a decrease of average net revenue yields across key market verticals including E-commerce and Financial Services driven by the diversification of the suite of services offered to merchants and partners partially offset by the increase in Money Remittance average net revenue yield.

Payment Services Segment Net Revenue Yield was 1.39%, a decrease of 7 bps as compared with 1.46% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.26%, a decrease of 7 bps as compared with 1.33% in the prior year.

Consumer Financial Services Other Operating Data: For the quarter ended June 30, 2019, Consumer Financial Services Segment payment volume was RUB 5.8 billion ($0.1 billion). CFS payment volume increased by 82% as compared to the RUB 3.2 billion for the second quarter of 2018, while CFS Segment Net Revenue Yield increased to 4.88% driven primarily by the introduction of the customer paid value added options.

Recent Developments

Rocketbank Strategy Update: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka and Rocketbank from Otkritie Bank. In July 2018, QIWI finalized the acquisition of the Rocketbank business and, by the end of 2018, had transferred Rocketbank customers, personnel and business processes to QIWI. Further to this acquisition, QIWI began developing a new strategy for Rocketbank. Throughout the first half of 2019, QIWI reviewed a number of strategic opportunities for the development of the Rocketbank business as either a part of the broader QIWI ecosystem or as a standalone project. A final strategic plan for Rocketbank was presented to and reviewed by the Board of Directors of QIWI during its meeting in August 2019. Having duly considered the proposed strategy and required financing, the Board of the Directors of the Company concluded that Rocketbank’s business plan has an investment profile that isn’t compatible with QIWI’s risk appetite and that the business has insufficient potential synergies with the core business of the Company. As a result, the Board of Directors has determined and instructed the management of the Company to explore opportunities of a partial or complete sale of Rocketbank.

Dividend: Considering our expectations about the performance of the Group as well as our anticipated level of investments in 2019 and aiming to provide more transparency and predictability in respect of our dividend distribution practices, the Board of Directors approved a target dividend payout ratio for 2019. In accordance with the decision of the Board of Directors, the Company aims to distribute between 65% to 85% of its adjusted net profit for 2019 starting from the first quarter 2019.

Following the determination of the second quarter 2019 financial results, our Board of Directors approved a dividend of USD 28 cents per share. The dividend record date is August 30, 2019, and the Company intends to pay the dividend on September 3, 2019. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range. It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

2019 Guidance2

QIWI upgrades its Total Adjusted Net Revenue, Payment Services Segment Net Revenue and Payment Services Segment Net Profit guidance in respect of 2019 outlook:

•	Total Adjusted Net Revenue is expected to increase by 11% to 16% over 2018;

•	Payment Services Segment Net Revenue is expected to increase by 23% to 27% over 2018;

•	Payment Services Segment Net Profit is expected to increase by 25% to 29% over 2018.

QIWI reiterates its Adjusted Net Profit guidance in respect of 2019 outlook:

•	Adjusted Net Profit is expected to increase by 40% to 50% over 2018;

For the purpose of the guidance in respect of 2019 outlook we would like to outline the following considerations:

We have ceased to recognize the portion of Tochka revenues associated with information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka. Such revenues were recognized in full for the full year 2018; however, they will only be recognized for one month in 2019. For the avoidance of doubt, only the revenues related to Tochka clients that have their accounts with QIWI bank will be recognized as QIWI group revenues in 2019. We will correspondingly account JCS Tochka as an associate going further.

The Company reserves the right to revise guidance in the course of the year.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss second quarter 2019 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services Segment, and Vladislav Poshmorga, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13693578. The replay will be available until Monday, September 2, 2019. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

[2]	Guidance is provided in Russian rubles

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.8 million virtual wallets, over 136,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 116 billion cash and electronic payments monthly connecting over 44 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, the development of our Rocketbank segment, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2018 (audited)	As of June 30, 2019 (unaudited)	As of June 30, 2019 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,074	2,021	32
Goodwill and other intangible assets	10,846	10,543	167
Investments in associates	812	760	12
Investments in joint venture	836	832	13
Long-term debt securities and deposits	497	1,880	30
Long-term loans	230	248	4
Other non-current assets	110	98	2
Deferred tax assets	157	204	3

Total non-current assets	14,562	16,586	263

Current assets
Trade and other receivables	8,042	7,952	126
Short-term loans	6,890	6,671	106
Short-term debt securities and deposits	1,432	1,082	17
Cash and cash equivalents(2)	40,966	38,602	612
Prepaid income tax	112	52	1
Other current assets	929	992	16

Total current assets	58,371	55,351	878

Assets held for sale	90	53	1

Total assets	73,023	71,990	1,141

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	30
Share premium	12,068	12,068	191
Other reserve	2,097	2,353	37
Retained earnings	9,091	11,070	176
Translation reserve	513	292	5

Total equity attributable to equity holders of the parent	25,646	27,660	439
Non-controlling interests	60	39	1

Total equity	25,706	27,699	439

Non-current liabilities
Long-term lease liability	—	547	9
Long-term customer accounts	237	300	5
Deferred tax liabilities	744	736	12

Total non-current liabilities	981	1,583	25

Current liabilities
Trade and other payables	27,499	23,485	372
Customer accounts and amounts due to banks	17,868	17,894	284
Short-term lease liability	—	396	6
VAT and other taxes payable	428	230	4
Income tax payable	10	61	1
Other current liabilities	531	642	10

Total current liabilities	46,336	42,708	677

Total equity and liabilities	73,023	71,990	1,141

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	As of June 30, 2018	As of June 30, 2019	As of June 30, 2019
	RUB	RUB	USD(1)
Revenue:	6,992	9,566	152
Payment processing fees	5,535	7,543	120
Interest revenue calculated using the effective interest rate	296	914	14
Fees from inactive accounts and unclaimed payments	326	471	7
Other revenue	835	638	10
Operating costs and expenses:	5,898	7,428	118
Cost of revenue (exclusive of depreciation and amortization)	3,420	4,753	75
Selling, general and administrative expenses	2,223	2,180	35
Depreciation and amortization	208	344	5
Credit loss expense(2)	38	151	2
Impairment of intangible assets	9	—	—
Profit from operations	1,094	2,138	34

Share of loss of an associate and a joint venture	2	8	0
Other income and expenses, net	(67)	6	0
Foreign exchange gain	480	132	2
Foreign exchange loss	(354)	(190)	(3)
Interest income and expenses, net	5	4	0

Profit before tax	1,160	2,098	33
Income tax expense	(220)	(414)	(7)

Net profit	940	1,684	27

Attributable to:
Equity holders of the parent	929	1,672	27
Non-controlling interests	11	12	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	259	(46)	(1)
Total comprehensive income, net of tax effect of nil	259	(46)	(1)

Total comprehensive income net of tax	1,199	1,638	26

attributable to:
Equity holders of the parent	1,188	1,627	26
Non-controlling interests	11	11	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	15.23	27.14	0.43
Diluted profit attributable to ordinary equity holders of the parent	15.14	26.87	0.43

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)	Credit loss expense for three months ended June 30, 2018 was separated from of Selling, general and administrative expenses for comparative purposes as a result of adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	As of June 30, 2018	As of June 30, 2019	As of June 30, 2019
	RUB	RUB	USD(1)
Revenue:	13,386	18,504	293
Payment processing fees	10,761	14,490	230
Interest revenue calculated using the effective interest rate	521	1,710	27
Fees from inactive accounts and unclaimed payments	629	916	15
Other revenue	1,475	1,388	22
Operating costs and expenses:	11,106	14,475	229
Cost of revenue (exclusive of depreciation and amortization)	6,515	9,207	146
Selling, general and administrative expenses	4,041	4,297	68
Depreciation and amortization	402	690	11
Credit loss expense(2)	125	281	4
Impairment of intangible assets	23	—	—
Profit from operations	2,280	4,029	64

Share of loss of an associate and a joint venture	(19)	(71)	(1)
Other income and expenses, net	(70)	55	1
Foreign exchange gain	494	773	12
Foreign exchange loss	(377)	(989)	(16)
Interest income and expenses, net	12	(11)	(0)

Profit before tax	2,320	3,786	60
Income tax expense	(442)	(775)	(12)

Net profit	1,878	3,011	48

Attributable to:
Equity holders of the parent	1,860	2,987	47
Non-controlling interests	18	24	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	257	(227)	(4)
Total comprehensive income, net of tax effect of nil	257	(227)	(4)

Total comprehensive income net of tax	2,135	2,784	44

attributable to:
Equity holders of the parent	2,117	2,766	44
Non-controlling interests	18	18	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	30.49	48.49	0.77
Diluted profit attributable to ordinary equity holders of the parent	30.31	48.02	0.76

(3)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(4)	Credit loss expense for six months ended June 30, 2018 was separated from of Selling, general and administrative expenses for comparative purposes as a result of adoption of IFRS 9.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	As of June 30, 2018	As of June 30, 2019	As of June 30, 2019
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	2,320	3,786	60

Adjustments to reconcile profit before tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	402	690	11
Foreign exchange loss/(gain), net	(117)	216	3
Interest income, net	(499)	(1,289)	(20)
Credit loss expense	125	281	4
Share of loss of an associate and a joint venture	19	71	1
Share-based payments	160	256	4
Loss from initial recognition	—	91	1
Other	82	(10)	(0)

Operating profit before changes in working capital	2,492	4,092	65

Decrease/(increase) in trade and other receivables	1,559	(281)	(4)
Increase in other assets	(111)	(35)	(1)
Increase in amounts due to customers and amounts due to banks	1,547	66	1
Decrease in accounts payable and accruals	(1,403)	(3,179)	(50)
(Increase)/decrease in loans issued from banking operations	(1,761)	220	3

Cash received from operations	2,323	883	14

Interest received	533	1,741	28
Interest paid	(46)	(144)	(2)
Income tax paid	(414)	(748)	(12)

Net cash flow received from operating activities	2,396	1,732	27

Cash flows used in investing activities
Cash investment in associate and joint control companies	(9)	(200)	(3)
Purchase of property and equipment	(442)	(291)	(5)
Purchase of intangible assets	(137)	(116)	(2)
Proceeds from sale of fixed and intangible assets	—	134	2
Loans issued	(125)	(345)	(5)
Repayment of loans issued	4	26	0
Purchase of debt securities and placement of deposits	(810)	(2,468)	(39)
Proceeds from settlement of debt instruments	672	1,412	22

Net cash flow used in investing activities	(847)	(1,848)	(29)

Cash flows used in financing activities
Repayment of borrowings and lease liabilities	—	(142)	(2)
Dividends paid to owners of the Group	—	(1,122)	(18)
Dividends paid to non-controlling shareholders	(25)	(39)	(1)

Net cash flow used in financing activities	(25)	(1,303)	(21)

Effect of exchange rate changes on cash and cash equivalents	527	(945)	(15)
Net increase\(decrease) in cash and cash equivalents	2,051	(2,364)	(37)

Cash and cash equivalents at the beginning of the period	18,435	40,966	649

Cash and cash equivalents at the end of the period(2)	20,486	38,602	612

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	As of June 30, 2018	As of June 30, 2019	As of June 30, 2019
	RUB	RUB	USD(1)
Total Segment Net Revenue(2)	4,510	5,563	88.2

Payment Services	3,832	5,158	81.8
Consumer Financial Services	58	283	4.5
Small and Medium Enterprises	597	185	2.9
Rocketbank	—	(132)	(2.1)
Corporate and Other	23	69	1.1

Total Segment Net Profit(3)	872	1,965	31.1

Payment Services	2,250	3,206	50.8
Consumer Financial Services	(702)	(435)	(6.9)
Small and Medium Enterprises	(263)	16	0.3
Rocketbank	(97)	(511)	(8.1)
Corporate and Other	(316)	(311)	(4.9)

	Six months ended (unaudited)
	As of June 30, 2018	As of June 30, 2019	As of June 30, 2019
	RUB	RUB	USD(1)
Total Segment Net Revenue(2)	8,609	10,930	173.3

Payment Services	7,500	9,994	158.4
Consumer Financial Services	61	501	7.9
Small and Medium Enterprises	1,017	597	9.5
Rocketbank	—	(295)	(4.7)
Corporate and Other	31	133	2.1

Total Segment Net Profit(3)	1,953	3,618	57.4

Payment Services	4,459	6,194	98.2
Consumer Financial Services	(1,381)	(967)	(15.3)
Small and Medium Enterprises	(416)	11	0.2
Rocketbank	(170)	(1,001)	(15.9)
Corporate and Other	(539)	(619)	(9.8)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)	For the three and six months ended June 30, 2018 and June 30, 2019 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the three and six months ended June 30, 2018 and June 30 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2018	June 30, 2019	June 30, 2019
	RUB	RUB	USD(1)
Revenue	6,992	9,566	151.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	3,420	4,753	75.4
Plus: Payroll and related taxes	938	750	11.9

Total Adjusted Net Revenue	4,510	5,563	88.2

Segment Net Revenue
Payment Services Segment Revenue	6,238	8,569	135.9
PS Payment Revenue(2)	5,535	7,543	120
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	2,459	3,490	55
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	286	359	6

PS Payment Adjusted Net Revenue	3,362	4,412	70.0

PS Other Revenue(5)	703	1,026	16
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	270	328	5
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	37	48	1

PS Other Adjusted Net Revenue	470	746	11.8

Payment Services Segment Net Revenue	3,832	5,158	81.8

Consumer Financial Services Segment Revenue	95	328	5.2
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	236	189	3.0
Plus: Compensation to employees and related taxes	199	144	2.3

Consumer Financial Services Segment Net Revenue	58	283	4.5

SME Revenue	625	232	3.7
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	355	52	0.8
Plus: Compensation to employees and related taxes	327	5	0.1

SME Net Revenue	597	185	2.9

Rocketbank Revenue	—	338	5.4
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	61	616	9.8
Plus: Compensation to employees and related taxes	61	146	2.3

Rocketbank Net Revenue	—	(132)	(2.1)

Corporate and Other Category Revenue	34	99	1.6
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	39	79	1.2
Plus: Compensation to employees and related taxes	28	49	0.8

Corporate and Other Category Net Revenue	23	69	1.1

Total Segment Net Revenue	4,510	5,563	88.2

Net Profit	940	1,684	26.7

Plus:
Depreciation and amortization	208	344	5.5
Other income	67	(6)	(0.1)
Foreign exchange gain	(480)	(132)	(2.1)
Foreign exchange loss	354	190	3.0
Loss on set up of associate	(2)	(8)	(0.1)
Interest expenses	(5)	(4)	(0.1)
Income tax expenses	220	414	6.6
Share-based payments expenses	90	157	2.5

Adjusted EBITDA	1,392	2,639	41.8

Adjusted EBITDA margin	30.9%	47.4%	47.4%
Net profit	940	1,684	26.7
Amortization of fair value adjustments(7)	73	95	1.5
Share-based payments expenses	90	157	2.5
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(216)	44	0.7
Effect of taxation of the above items	(15)	(15)	(0.2)

Adjusted Net Profit	872	1,965	31.2

Adjusted Net Profit per share:
Basic	14.30	31.89	0.51
Diluted	14.22	31.58	0.50
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,003	61,623	61,623
Diluted	61,371	62,224	62,224

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2018	June 30, 2019	June 30, 2019
	RUB	RUB	USD(1)
Revenue	13,386	18,504	293.4
Minus: Cost of revenue (exclusive of depreciation and amortization)	6,515	9,207	146.0
Plus: Payroll and related taxes	1,738	1,633	25.9

Total Adjusted Net Revenue	8,609	10,930	173.3

Segment Net Revenue
Payment Services Segment Revenue	12,124	16,438	260.6
PS Payment Revenue(2)	10,761	14,490	230
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	4,738	6,602	105
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	562	699	11

PS Payment Adjusted Net Revenue	6,585	8,587	136.1

PS Other Revenue(5)	1,363	1,948	31
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	519	634	10
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	71	93	1

PS Other Adjusted Net Revenue	915	1,407	22.3

Payment Services Segment Net Revenue	7,500	9,994	158.4

Consumer Financial Services Segment Revenue	147	587	9.3
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	441	371	5.9
Plus: Compensation to employees and related taxes	355	285	4.5

Consumer Financial Services Segment Net Revenue	61	501	7.9

SME Revenue	1,065	683	10.8
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	654	229	3.6
Plus: Compensation to employees and related taxes	605	143	2.3

SME Net Revenue	1,017	597	9.5

Rocketbank Revenue	—	613	9.7
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	93	1,227	19.4
Plus: Compensation to employees and related taxes	93	319	5.1

Rocketbank Net Revenue	—	(295)	(4.7)

Corporate and Other Category Revenue	50	183	2.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	70	145	2.3
Plus: Compensation to employees and related taxes	51	95	1.5

Corporate and Other Category Net Revenue	31	133	2.1

Total Segment Net Revenue	8,609	10,930	173.3

Net Profit	1,878	3,011	47.7

Plus:
Depreciation and amortization	402	690	10.9
Other income and expenses, net	70	(55)	(0.9)
Foreign exchange gain	(494)	(773)	(12.3)
Foreign exchange loss	377	989	15.7
Loss from associates and joint ventures	19	71	1.1
Interest income and expenses, net	(12)	11	0.2
Income tax expenses	442	775	12.3
Share-based payments expenses	160	256	4.1

Adjusted EBITDA	2,842	4,975	78.9

Adjusted EBITDA margin	33.0%	45.5%	45.5%
Net profit	1,878	3,011	47.7
Amortization of fair value adjustments(7)	147	197	3.1
Share-based payments expenses	160	256	4.1
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	(203)	185	2.9
Effect of taxation of the above items	(29)	(31)	(0.5)

Adjusted Net Profit	1,953	3,618	57.4

Adjusted Net Profit per share:
Basic	32.01	58.74	0.93
Diluted	31.82	58.17	0.92
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,995	61,601	61,601
Diluted	61,365	62,200	62,200

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	June 30, 2018	June 30, 2019	June 30, 2019
	RUB	RUB	USD(1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	262.8	370.8	5.9

E-commerce	57.6	100.2	1.6
Financial services	57.0	86.6	1.4
Money remittances	93.2	132.8	2.1
Telecom	43.1	41.8	0.7
Other	11.9	9.4	0.1

Payment adjusted net revenue (million)(3)	3,361.9	4,411.8	69.9

E-commerce	2,015.7	2,520.1	40.0
Financial services	275.6	272.8	4.3
Money remittances	806.2	1,392.4	22.1
Telecom	197.9	176.0	2.8
Other	66.5	50.5	0.8

Payment Average Adjusted Net Revenue Yield(4)	1.28%	1.19%	1.19%

E-commerce	3.50%	2.51%	2.51%
Financial services	0.48%	0.31%	0.31%
Money remittances	0.87%	1.05%	1.05%
Telecom	0.46%	0.42%	0.42%
Other	0.56%	0.54%	0.54%

Payment Services Segment Net Revenue Yield	1.46%	1.39%	1.39%
Active kiosks and terminals (units)(5)	152,055	136,134	136,134
Active Qiwi Wallet accounts (million)(6)	20.5	21.8	21.8

Consumer Financial Services Segment key operating metrics

Payment volume (million)(7)	3.2	5.8	0.1
CFS Segment Net Revenue Yield	1.82%	4.88%	4.88%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

QIWI plc.

Other Operating Data

	Six months ended (unaudited)
	June 30, 2018	June 30, 2019	June 30, 2019
	RUB	RUB	USD(1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	512.1	696.8	11.0

E-commerce	109.4	193.0	3.1
Financial services	113.8	155.4	2.5
Money remittances	178.8	249.1	3.9
Telecom	84.6	80.2	1.3
Other	25.5	19.2	0.3

Payment adjusted net revenue (million)(3)	6,584.4	8,586.3	136.1

E-commerce	3,777.2	4,992.5	79.2
Financial services	565.2	542.8	8.6
Money remittances	1,722.1	2,611.3	41.4
Telecom	377.1	334.5	5.3
Other	142.8	105.2	1.7

Payment Average Adjusted Net Revenue Yield(4)	1.29%	1.23%	1.23%

E-commerce	3.45%	2.59%	2.59%
Financial services	0.50%	0.35%	0.35%
Money remittances	0.96%	1.05%	1.05%
Telecom	0.45%	0.42%	0.42%
Other	0.56%	0.55%	0.55%

Payment Services Segment Net Revenue Yield	1.46%	1.43%	1.43%
Active kiosks and terminals (units)(5)	152,055	136,134	136,134
Active Qiwi Wallet accounts (million)(6)	20.5	21.8	21.8

Consumer Financial Services Segment key operating metrics

Payment volume (billion)(7)	5.5	10.8	0.2
CFS Segment Net Revenue Yield	1.11%	4.63%	4.63%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 63.0756 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2019.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.